Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 15, 2008
Item 3	News Release The news release dated May 15, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announced that following the re-election of all directors at the company’s Annual General Meeting held on May 14, 2008, Peter Tomsett was appointed as Chairman of the Board of Directors by the Board.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 15, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 15th day of May, 2008

May 15, 2008	News Release 08-11

SILVER STANDARD ANNOUNCES THE APPOINTMENT OF PETER TOMSETT AS
 CHAIRMAN OF THE BOARD OF DIRECTORS

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to announce that following the re-election of all directors at the company’s Annual General Meeting held on May 14, 2008, Peter Tomsett was appointed as Chairman of the Board of Directors by the Board. Mr. Tomsett has over 25 years of experience in the mining industry, 20 years of which he served with Placer Dome Inc.  Until January 2006, he served as President and Chief Executive Officer of Placer Dome Inc. prior to its acquisition by Barrick Gold Corporation. Mr. Tomsett has been a director of Silver Standard since November 2006. He is also Chairman of Equinox Minerals Ltd. and a director of Northern American Energy Partners Inc.

As Silver Standard makes the transition from exploration to production, Mr. Tomsett’s industry experience will assist the company in making this transition effectively and efficiently. Mr. Tomsett commented, “I am excited about the opportunity to work more closely with the Board and management to continue to realize the great potential of this company.”

Mr. Quartermain, President and Chief Executive Officer commented, “We are pleased to have Peter assume this role at the company, bringing his leadership in corporate governance and his international experience as we develop our projects and move into production.” [Source: Silver Standard Resources Inc.]

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, reserves and resource estimates, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.